RECEIVED
MAR 0 3 2003
SEC MAIL PROCESSING SECTION WASH, D.C. 208

03011852

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-49450~~ 49343

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
B-Trade Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher M. Springer **212-468-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

We, Gregory M. Brennan and Christopher M. Springer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of B-Trade Services LLC, as of December 31, 2002, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

Gregory M. Brennan, President & Chief Executive Officer

Christopher M. Springer, Chief Financial Officer

MERLE Y. SMITH
Notary Public, State of New York
No. 01SM6075004
Qualified in New York County
Commission Expires May 27, 20 06

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement Of Financial Condition

B-Trade Services LLC

December 31, 2002
with Report of Independent Auditors

B-Trade Services LLC

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Member of
B-Trade Services LLC

We have audited the accompanying statement of financial condition of B-Trade Services LLC (the "Company") as of December 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of B-Trade Services LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2003

B-Trade Services LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 116,857,667
Cash and securities segregated in compliance with federal regulations	10,986,469
Commissions receivable, net of allowance of $504,184	13,882,382
Fixed assets, at cost, less accumulated depreciation and amortization of $925,321	1,350,145
Other assets	9,080,379
Total assets	$ 152,157,042
Liabilities and Member's Equity	
Liabilities:	
Due to bank	$ 1,379,872
Commissions payable to Tradebook (*Note 1*)	3,569,436
Taxes payable	6,651,076
Deferred soft dollar and commission recapture payable	15,275,730
Other liabilities and accrued expenses	21,273,695
Total liabilities	48,149,809
Member's equity	104,007,233
Total liabilities and member's equity	$152,157,042

The accompanying notes are an integral part of this statement of financial condition.

B-Trade Services LLC

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Description of Business

B-Trade Services LLC (the "Company") is a Delaware Limited Liability Company, which is registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is a wholly-owned subsidiary of The Bank of New York (the "Parent"). The Company was formed as a limited purpose broker-dealer solely to provide trade execution and clearing services for Bloomberg Tradebook LLC ("Tradebook"), which offers a continuous trading system to institutions and broker-dealers (the "Participants") over the Bloomberg Network. In addition, other NASD broker-dealers may access certain Participant bids and offers pursuant to the SEC order handling rules. The Company shares commission revenue with Tradebook pursuant to a revenue sharing agreement. The Company has an agreement with Tradebook through January 2008.

2. Significant Accounting Policies

Fixed Assets
Furniture and equipment and computer hardware are generally depreciated on a straight-line basis over estimated useful lives between three and seven years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, which ever is shorter.

Income Taxes
The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

Cash and Equivalents
The Company considers cash in banks and on hand to be cash and equivalents.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Use of Estimates
Financial instruments recognized in the statement of financial condition approximate their fair value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis. Included in cash and securities segregated in compliance with federal regulations on the statement of financial condition are $10,986,469 of short-term treasury bills.

3. Fixed Assets

At December 31, 2002, fixed assets were comprised of:

Computer hardware	$ 1,571,232
Software	476,395
Leasehold improvements	201,524
Furniture and equipment	26,315
	2,275,466
Less accumulated depreciation and amortization	(925,321)
Fixed assets, net	$ 1,350,145

4. Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by the Bank of New York Company, Inc. ("BNY"). Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from BNY, pursuant to a tax sharing agreement between BNY and the Parent.

The deferred income taxes reflect the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities. The Company has a deferred tax liability of $126,961 and a deferred tax asset of $214,976. The deferred tax asset is attributable to bad debt-related expenses. The deferred tax liability is attributable to depreciation.

5. Related Party Transactions

The Company has entered into a fully disclosed clearing agreement with BNY Brokerage, Inc. (Formerly BNY ESI & Co.) ("BNYB"), an affiliate, the carrying institutional customer accounts and clearance of broker transactions. The fees paid by the Company are comparable to those charged by BNYB to outside clients. BNYB and the Parent provide certain management, administrative and technical services to the Company on a regular basis.

5. Related Party Transactions (continued)

The Company executes trades for Westminster Research Associates ("WRA"), an affiliate, pursuant to the terms contained in a fully disclosed clearing agreement. WRA is paid a fee for each trade executed as part of its multi broker payment platform.

Included in commissions receivable is $1,843,980 due from BNYB for commissions on unsettled trades.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, to equal the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2002 the company had net capital of $89,547,209 and its net capital requirement was $250,000.

7. Retirement Savings Plans

All employees of the Company are eligible to participate in a retirement savings plan sponsored by BNYB, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

8. Off Balance Sheet Risks

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's business activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by BNYB. Pursuant to the clearing agreement, the Company is required to reimburse BNYB for any losses incurred due to counterparty's failure to satisfy its contractual obligations. At December 31, 2002, there were no amounts to be indemnified to BNYB pursuant to this agreement.

The Company seeks to control credit risk by establishing and strictly enforcing prudent credit standards and monitoring the intra-day trading activities of Participants.